Filed by Nanometrics Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No. 000-13470

Subject Company: Nanometrics Incorporated

This filing relates to a planned merger (the “Merger”) between Nanometrics Incorporated (“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of Merger and Reorganization, dated January 25, 2006, by and among Nanometrics, Alloy Merger Corporation (a wholly-owned subsidiary of Nanometrics), Accent and, solely with respect to Article IX, Sanford S. Wadler, as Stockholder Agent, as amended (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as Annex A to Amendment No. 3 to the Registration Statement on Form S-4 filed by Nanometrics on June 19, 2006.

Nanometrics issued the following press release on June 22, 2006.

Nanometrics Announces Date of Shareholder Meeting to Vote on Acquisition of Accent Optical

MILPITAS, California and BEND, Oregon, June 22, 2006 – Nanometrics Incorporated (Nasdaq: NANO) today announced that it will hold a special meeting of shareholders on July 21, 2006 to vote on its proposed issuance of shares in connection with the Company’s previously announced acquisition of Accent Optical Technologies, Inc., as well as the other principal terms of the transaction. The special meeting of shareholders will be held at 10:00 a.m. PDT, at Nanometrics’ headquarters, 1550 Buckeye Drive, Milpitas, California 95035.

Nanometrics also announced that on June 19, 2006, the Securities and Exchange Commission declared effective the company’s registration statement on Form S-4 containing the joint proxy statement/prospectus relating to the Accent Optical transaction. The joint proxy statement/prospectus was mailed on or about June 21, 2006 to Nanometrics shareholders of record as of the close of business on May 24, 2006. The document is also being mailed to stockholders of Accent Optical.

About Nanometrics Incorporated

Nanometrics is a leader in the design, manufacture and marketing of high-performance process control metrology systems used in semiconductor manufacturing. Nanometrics metrology systems measure various thin film properties, critical circuit dimensions and layer-to-layer circuit alignment (overlay) during various steps of the manufacturing process, enabling semiconductor and integrated circuit manufacturers to improve yields, increase productivity and lower their manufacturing costs. Nanometrics maintains its headquarters in Milpitas, California, and sales and service offices worldwide.

Nanometrics is traded on the Nasdaq National Market under the symbol NANO. Nanometrics’ website is: http://www.nanometrics.com.

About Accent Optical Technologies, Inc.

Accent Technology Corporation designs, manufactures, sells and services a broad suite of process control and metrology systems used by semiconductor manufacturers. Accent’s systems measure the degree of alignment and dimensions of semiconductor device features, and also measure optical, electrical and material properties, including the structural composition of silicon and compound semiconductor devices, the amount of impurities or contaminants in semiconductor devices, electron mobility and the wavelength and intensity of light from LEDs. Accent’s customers use their systems to lower costs by enhancing manufacturing efficiency and increasing production yields, and improving product performance and quality. Accent’s headquarters are in Bend, Oregon, with certain manufacturing and research and development operations in York, England. For more information, visit http://www.accentopto.com.

Additional Information and Where to Find It

In connection with the planned merger (the “Merger”) between Nanometrics, Incorporation (“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of Merger and Reorganization dated January 25, 2006 (the “Merger Agreement”), by and between Nanometrics, Alloy Merger Corporation (a wholly owned subsidiary of Nanometrics) and Accent, as amended, Nanometrics and Accent filed a joint proxy statement/prospectus that was declared effective by the Securities and Exchange Commission (“SEC”)on June 19, 2006. The proxy statement/prospectus includes a resolution for Nanometrics shareholder approval of the issuance of Nanometrics common stock in consideration for all the outstanding shares of Accent capital stock and the rights to acquire Accent capital stock (the “Share Issuance”), and certain other matters contemplated by the Merger Agreement. The proxy statement/prospectus also includes a resolution for Accent stockholder approval of the Merger Agreement and the Merger and certain other matters contemplated by the Merger Agreement. The joint proxy statement/prospectus was mailed to the shareholders of Nanometrics on or about June 21, 2006. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER FINALIZED BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION. The joint proxy statement/prospectus was filed with the SEC by Nanometrics.

Investors and security holders may obtain a free copy of the joint proxy statement/prospects and other documents filed by Nanometrics with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics by directing a request to Nanometrics Incorporated, 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Nanometrics and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Nanometrics’ and Accent’s shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in the joint proxy statement/prospectus. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nanometrics by directing a request to Nanometrics Incorporated, 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Accent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Accent’s and Nanometrics’ shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such Accent directors and executive officers and their interests in the Merger is included in the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.